Exhibit 99.3

NextSource Materials Inc.

Management’s Discussion and Analysis (MD&A)

For the years ended June 30, 2018 and 2017

Expressed in US Dollars

NEXTSOURCE MATERIALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended June 30, 2018

Introduction

This Management’s Discussion and Analysis (MD&A) is intended to help the reader understand NextSource Materials Inc.’s operations, financial performance, financial condition and business plans.

This MD&A, which has been prepared as of September 28, 2018, should be read in conjunction with NextSource’s consolidated financial statements for the years ended June 30, 2018 and 2017.

References to “NextSource”, “Company”, “we”, “us”, “our”, refer to NextSource Materials Inc. and its consolidated subsidiaries unless the context indicates otherwise. All amounts are in US dollars, unless otherwise indicated. The term “NSR” stands for net smelter royalty. The term “tpa” stands for tonnes per annum.

Qualified Person

Craig Scherba, P.Geo., the Company’s President and Chief Executive Officer is the Qualified Person, as defined by NI 43-101, who has reviewed and approved the technical information disclosed in this MD&A.

Forward-Looking Statements

Securities regulators encourage companies to disclose forward-looking information to help investors understand a company’s future prospects. This MD&A contains forward-looking information and statements (collectively, "forward-looking statements") within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of NextSource Materials Inc.

Forward-looking statements can generally be identified by the use of statements that include such words as “believe”, “expect”, “anticipate”, “intend”, “plan”, “forecast”, “likely”, “may”, “will”, “could”, “should”, “suspect”, “outlook”, “potential”, “projected”, “continue” or other similar words or phrases. Specifically, forward-looking statements in this document include, but are not limited to, statements, certain expectations regarding construction timelines and costs, anticipated production volumes, anticipated operating costs and capital spending; supply, demand and pricing outlook in the graphite and vanadium markets; sources of funding for the Molo Graphite Project; sources of funding for the Green Giant Vanadium Project; exploration drill results; metallurgical drill results; environmental assessment and rehabilitation costs and amounts of certain other commitments.

Forward-looking statements are not based on historic facts, but rather on current expectations, assumptions and projections about future events. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that those assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections.

The Company cautions readers of this MD&A not to place undue reliance on any forward-looking statement as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. These risks, uncertainties and other factors include but are not limited to: our ability to continue as a going concern; our primary exploration efforts are in the African Country of Madagascar where new presidential elections will be held in October 2018; our potential inability to enforce our legal rights in Madagascar; decreases in commodity prices could impact the feasibility of our projects; our future profitability may be subject to fluctuations in commodity prices; we may not have access to sufficient capital to pursue our business and therefore would be unable to achieve our planned future growth; we are a mineral exploration company with limited operating history and expect to incur operating losses for the foreseeable future; due to the speculative nature of mineral property exploration there is a substantial risk that our assets will not go into commercial production and our business will fail; because of the inherent dangers involved in mineral exploration and development there is a risk that we may incur liability or damages as we conduct our business, our operations are subject to strict environmental regulations which could result in added costs of operations and operational delays; we do not have insurance for environmental problems; due to external market factors in the mining business we may not be able to market any minerals that may be found; mining companies are increasingly required to consider and provide benefits to the communities and countries in which they operate; mining companies are subject to environmental, health and safety laws and regulations; should we lose the services of our key executives our financial condition and proposed expansion may be negatively impacted; because access to our properties may be restricted by inclement weather or proper infrastructure our exploration programs are likely to experience delays; compliance with changing regulation of corporate governance and public disclosure will result in additional expenses and pose challenges for our management; climate change and related regulatory responses may impact our business; changes in tax laws or tax rulings could materially affect our financial position and results of operations; our business is subject to anti-corruption and anti-bribery laws a breach or violation of which could lead to civil and criminal fines and penalties and loss of licenses or permits and reputational harm; we do not intend to pay dividends; because from time to time we hold a significant portion of our cash reserves in Canadian dollars we may experience losses due to foreign exchange translations; we are exposed to general economic conditions, which could have a material adverse impact on our business; operating results and financial condition, the current financial environment may impact our business and financial condition that we cannot predict; the market price for our common shares is particularly volatile given our status as a relatively unknown company with a small and thinly traded public float and limited operating history and lack of profits which could lead to wide fluctuations in our share price; uncertainty of resources and reserve estimates; risks related to the accuracy of capital and operating cost estimates; legal contingencies; risks related to the Company’s accounting policies; uncertainty in the ability of the Company to obtain necessary permits; failure to comply with, or changes to, applicable government regulations; bribery and corruption risks, risks related to information technology systems; and certain corporate objectives, goals and plans for 2019; and the Company’s ability to meet other factors listed from time to time in the Corporation’s continuous disclosure documents.

NEXTSOURCE MATERIALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended June 30, 2018

The Corporation may, from time to time, make oral forward-looking statements. The Corporation advises that the above paragraphs and the risk factors described in this MD&A and in the Corporation’s other documents filed with the Canadian securities authorities should be read for a description of certain factors that could cause the actual results of the Corporation to differ materially from those in the oral forward-looking statements.

Core Business and Objectives

NextSource Materials Inc. (the "Company" or “NextSource”) was continued under the Canada Business Corporations Act and has a fiscal year end of June 30. The Company's registered head office and primary location of records is 145 Wellington Street West, Suite 1001, Toronto, Ontario, M5J 1H8.

The Company's principal business is the acquisition, exploration and development of mineral resources. The Company does not operate any mines and has not initiated construction on any mines. The Company has yet to generate any revenue from mining operations and is unlikely to do so in the immediate future.

The Company is currently focused on graphite.

The Company accepts the risks which are inherent to mineral exploration programs and the exposure to the cyclical nature of mineral prices. These risks are discussed in the Risk Factors section of this report.

Competitive Conditions

The mineral exploration and mining business is highly competitive. We compete with numerous other companies and individuals in the search for and the acquisition of financially attractive mineral properties. Our ability to acquire precious metal mineral properties in the future will depend not only on our ability to develop our present properties, but also on our ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration.

In addition, we also compete with other companies over retaining skilled experienced workers and sourcing raw materials and supplies used in connection with eventual development and mining operations.

Foreign Operations

The Company, through its wholly-owned foreign subsidiaries, is currently focused on obtaining the necessary permits to begin construction on the Molo Graphite Project in Madagascar. Although we have determined through a NI 43-101 Technical Report Feasibility Study dated July 13, 2017 that Phase 1 of our Molo Graphite Project contains mineralization that is economically recoverable, we do not have the necessary permits or capital to begin construction at this time.

Our foreign operations are exposed to various levels of political, economic and social risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to: terrorism; hostage taking; military repression; expropriation; political corruption, extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; war or civil unrest; renegotiation or termination of existing concessions, licenses, permits and contracts; ability of governments to unilaterally alter agreements; surface land access issues; illegal mining; changes in taxation policies, laws and regulations; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Any changes in regulations or shifts in political attitudes in such foreign countries are beyond our control and may adversely affect our business. Future development and operations may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to restrictions on production, export controls, import restrictions, such as restrictions applicable to, among other things, equipment, services and supplies, taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, surface land access, land claims of local people and mine safety.

Corporate Redomicile

The Company completed a corporate redomicile from the State of Minnesota to Canada on December 27, 2017.

NEXTSOURCE MATERIALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended June 30, 2018

Corporate Structure

NextSource owns 100% of NextSource Materials (Mauritius) Ltd. (“MATMAU”), a Mauritius subsidiary, and 2391938 Ontario Inc., an Ontario Company.

MATMAU owns 100% of NextSource Minerals (Mauritius) Ltd. (“MINMAU”), a Mauritius subsidiary, NextSource Graphite (Mauritius) Ltd (“GRAMAU”), a Mauritius subsidiary, and NextSource Materials (Madagascar) SARL (“MATMAD”), a Madagascar subsidiary.

MINMAU owns 100% of NextSource Minerals (Madagascar) SARL (“MINMAD”), a Madagascar subsidiary. MINMAD holds the Green Giant Vanadium Project exploration permits.

GRAMAU owns 100% of ERG Madagascar SARL (“ERGMAD”), a Madagascar subsidiary. ERGMAD holds the Molo Graphite Project exploration permits.

Capital Structure

The Company’s common shares have no par value and the authorized share capital is composed of an unlimited number of common shares. As of June 30, 2018, the Company had 469,933,611 common shares issued and outstanding.

As of June 30, 2018, the Company had 37,630,000 stock options issued and outstanding with a weighted average expiration of 2.9 years, which are exercisable into 37,630,000 common shares at a weighted average exercise price of $0.09. All stock options that are currently outstanding vested on the grant date.

As of June 30, 2018, the Company had 3,500,000 common share purchase warrants issued and outstanding with a weighted average expiration of 0.8 years, which are exercisable into 3,500,000 common shares at a weighted average exercise price of $0.14. All warrants that are currently outstanding vested on the issue date.

Dividends and Distributions

The Company has yet to generate any revenue from mining operations or pay dividends since inception and is unlikely to do so in the immediate or foreseeable future. Our continued operations are dependent upon the ability of the Company to obtain financing through the proceeds of securities subscriptions for the continued exploration and development of its mineral properties.

The value of a mineral project is highly dependent upon the discovery of economically recoverable mineralization, the long-term preservation of the Company’s ownership interest in the underlying mineral property, the ability of the Company to obtain the necessary funding to complete sufficient exploration activities on the property, and the prospects of any future profitable production therefrom, or alternatively upon the Company’s ability to dispose of its property interests on an advantageous basis.

Indebtedness

As of June 30, 2018, the Company did not have any outstanding debt, loans or credit facilities.

Employees and Contractors

The Company relies on the geological and industry expertise of its Toronto-based management team and engages contractors to complete certain aspects of its exploration programs.

As of June 30, 2018, we had two employees and several contractors in addition to the President & Chief Executive Officer and the Chief Financial Officer. Certain professional, administrative and geological services are provided to the Company by independent contractors, including corporations and/or individuals who may be officers or directors of NextSource. No assurance can be given that qualified employees can be retained by NextSource when necessary.

Sustainability

The Company is committed to the health and safety of our workers and communities, the protection of the environment, and to the rights, culture and development of local communities.

Cautionary Note Regarding Operating Losses

As of June 30, 2018, the Company had an accumulated deficit of $100,746,069 (June 30, 2017: $97,960,105), has experienced recurring net operating losses and has negative operating cash flows.

Based on the nature of our business, we anticipate incurring operating losses for the foreseeable future. We base this expectation, in part, on the fact that very few mineral properties in the exploration stage are ultimately developed into producing and profitable mines. Our future financial results are uncertain due to a number of factors, some of which are outside our company’s control. These factors include, but are not limited to: (a) our ability to raise additional funding; (b) the market price for graphite, vanadium, gold and/or uranium; (c) the results of the exploration programs and metallurgical analysis of our mineral properties; (d) the political instability and/or environmental regulations that may adversely impact costs and ability to operate in Madagascar; and (e) our ability to find joint venture and/or off-take partners in order to advance the development of our mineral properties.

NEXTSOURCE MATERIALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended June 30, 2018

Any future equity financing will cause existing shareholders to experience dilution of their ownership interest in our company. In the event we are not successful in raising additional financing, we anticipate our company will not be able to proceed with its business plan. In such a case, we may decide to discontinue or modify our current business plan and seek other business opportunities in the resource sector.

During this period, we will need to maintain periodic filings with the appropriate regulatory authorities and will incur legal, accounting, administrative and listing costs. In the event no other such opportunities are available, and we cannot raise additional capital to sustain operations, we may be forced to discontinue the business. We do not have any specific alternative business opportunities under consideration and have not planned for any such contingency.

Due to the present inability to generate revenues, accumulated losses, recurring losses and negative operating cash flows, the Company has stated its opinion in Note 1 of our audited financial statements for the year ended June 30, 2018 that there currently exists substantial doubt regarding the Company’s ability to continue as a going concern.

Corporate Highlights

Three-Year History

In July 2016, we appointed UK-based HCF International Advisers Limited ("HCF") as advisor in negotiating and structuring strategic partnerships, off take agreements and debt financing for our Molo Graphite Project in Madagascar.

In August 2016, we initiated a Front-End Engineering Design Study (the “FEED Study”) and value engineering for our Molo Graphite Project in Madagascar. The FEED Study was undertaken in order to optimize the mine plan as envisioned in the technical report titled "Molo Feasibility Study – National Instrument 43-101 Technical Report on the Molo Graphite Project located near the village of Fotadrevo in the Province of Toliara, Madagascar", dated July 13, 2017, effective as of July 13, 2017 (the “Molo Feasibility Study”) and determine the optimal development path based on discussions with prospective strategic partners. All costing aspects were examined with the goal of providing a method to produce meaningful, multi-tonne test samples of Molo graphite concentrate to potential off-takers while reducing the CAPEX and time required to the commencement of commercial production.

On November 7, 2016, we outlined a phased mine development plan for the Molo Graphite Project based on the FEED Study and value engineering. The results supported the construction of a plant to test and verify the flow sheet design from the Molo Feasibility Study. Under the existing Exploration Permit, the Company is limited to an ore input of 20,000 cubic meters (or approximately 50,000 tonnes) of front-end feed into the demonstration plant. Upon approval of a full mining permit, the 20,000-cubic meter test limit would be removed and at full capacity, the demonstration plant would be capable of processing up to 240,000 tonnes of feed per annum, which equates to 30 tonnes per hour of ore feed and roughly 1 to 3 tonnes of flake graphite concentrate production per hour.

Phase 1

Phase 1 would consist of a fully operational and sustainable graphite mine with a permanent processing plant capable of producing, in our estimation, approximately 17,000 tpa of high-quality SuperFlake™ graphite concentrate with a mine life of 30 years (as discussed below). The fully-modularized mining operation in this phase will use a 100% owner-operated fleet that we believe will process an average of 240,000 tonnes of ore per year (or 30 tonnes per hour) of mill feed (ore) that will be processed on site. Phase 1 will provide “proof of concept” for the modular methodology and allow NextSource the flexibility to optimize further the process circuit while being capable of supplying a true “run-of-mine” flake concentrate to potential off-takers and customers for final product validation. All supporting infrastructure including water, fuel, power, dry-stack tailings and essential buildings will be constructed during Phase 1 to sustain the fully operational and permanent processing plant. The plant will utilize dry-stack tailings in order to eliminate the up-front capital costs associated with a tailings dam. NextSource’s existing camp adjacent to the nearby town of Fotadrevo will be used to accommodate employees and offices, with additional housing available within the town for additional employees.

Phase 2

Phase 2 would consist of a modular expansion to plant capable of producing approximately 50,000 tpa of high-quality SuperFlake™ graphite concentrate. Timing of the implementation of Phase 2 will be determined by market demand for SuperFlake™ graphite and will incorporate the unique full-modular build approach used in Phase 1. This phase will include the construction of additional on-site accommodation and offices, upgrading of road infrastructure, port facility upgrades, a wet tailings dam facility and further equipment purchases to provide redundancy within the processing circuit. The costs for these capital expenditures are unknown at this time but will be assessed as part of an economic analysis completed in parallel with Phase 1 development.

NEXTSOURCE MATERIALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended June 30, 2018

On June 1, 2017, we released the results of a positive updated Molo Feasibility Study for Phase 1 of the mine development plan utilizing a fully modular build-out approach which was based on the FEED Study and subsequent detailed engineering studies. Phase 1 would consist of a fully operational and sustainable graphite mine with a permanent processing plant capable of producing, in our estimation, approximately 17,000 tpa of high-quality SuperFlake™ graphite concentrate per year with a mine life of 30 years. The Phase 1 production costs were estimated at $433 per tonne at the plant and $688 per tonne delivered CIF port of Rotterdam. CIF refers to cost, insurance and freight included. The Phase 1 capital costs were estimated at $18.4 million with a construction projected but not guaranteed timeline of approximately 9 months. Based on an average selling cost of $1,014 per tonne, the Phase 1 was estimated to have a pre-tax NPV of $34 million using an 8% discount rate, a pre-tax internal rate of return (“IRR”) of 25.2%, and a post-tax IRR of 21.5%.

On December 27, 2017, the Company completed a corporate redomicile from Minnesota to Canada. This is expected to reduce our legal and regulatory compliance costs and improve our financing opportunities. The Company does not have any offices, personnel or mineral projects in the US. The presentation and functional currency of the Company will continue to be the US dollar. Upon completing the redomicile, the Company adopted International Financial Reporting Standards (“IFRS”).

On April 13, 2018, the Company issued 1,000,000 common shares upon the exercise of 1,000,000 common share purchase warrants for gross proceeds of $110,000.

Discussions in respect of negotiating and structuring strategic partnerships, off take agreements and debt financing for our Molo Graphite Project in Madagascar are ongoing and are expected to continue during the coming months with no assurances as to the conclusion or results of these discussions.

Subsequent Events

On August 17, 2018, the Company closed a non-brokered private placement offering of 21,059,270 units at a price of $0.053 (CAD$0.07) per unit for aggregate gross proceeds of $1,120,353 (CAD$1,474,149). Each unit consisted of one common share and one-half common share purchase warrant, with each warrant exercisable into one common share at an exercise price of $0.076 (CAD$0.10) for a period of two years. The share issue costs consisting of finder’s fees totaled $16,576 plus the issuance of 337,714 common shares and 123,000 common share purchase warrants, with each warrant exercisable into one common share at an exercise price of $0.076 (CAD$0.10) for a period of two years.

Future Outlook and Business Plan

We have applied for a Molo mining permit from the Government of Madagascar to begin construction of Phase 1 of the Molo Graphite Project. The receipt of the mining permit is a critical step in the permitting and licensing regime. Although the Company believes it has complied with all permit requirements and has submitted all necessary documents, there can be no assurances as to the timing of the receipt of a mining permit.

In anticipation of receiving the Molo mining permit and achieving eventual production, we have continued to pursue negotiations in respect of potential off-take agreements with graphite end-users and intermediaries with the intention of securing project financing alternatives, which may include debt, equity and derivative instruments.

From the date of this report, and subject to receiving the mining permit for the Molo Graphite Project, the availability of capital and unforeseen delays, our business plan during the next 12 months is to incur between $2,000,000 to $22,800,000 on additional permits, engineering, construction, professional fees, G&A and working capital costs to in order to achieve initial production at the Molo Graphite Project. No assurances can be provided that we will achieve our Phase 1 production objective within 12 months of receiving the mining permit.

Subject to the availability of capital, the Company will pursue further work on the Green Giant Vanadium Project in order to complete an updated technical report. The budget for this work during the next 12 months is estimated to be up to $500,000.

The following is a summary of the amounts budgeted to be incurred to advance the Molo Graphite Project and Green Giant Vanadium Project (presuming all $22,800,000 is required for the Molo Graphite Project and all $500,000 is required for the Green Giant Vanadium Project):

Professional Fees and General and Administrative	$1,500,000
Environmental and Permitting Fees	$400,000
Phase 1 Processing Plant CAPEX	$14,500,000
Phase 1 Infrastructure CAPEX	$400,000
Construction Financing Costs	$1,100,000
Construction Contingency Costs (10%)	$1,700,000
Working Capital for Mine Startup	$3,100,000
Molo Graphite Project Subtotal	$22,700,000
Green Giant Project Technical Report	$500,000
Total	$23,200,000

NEXTSOURCE MATERIALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended June 30, 2018

The above amounts may be updated based on actual costs and the start of these expenditures may be delayed or adjusted based on several factors, including the date the mining and other necessary permit are received to begin construction and the availability of capital to fund the budget. We anticipate that the source of funds required to complete the budgeted items disclosed above will come from private placements in the capital markets and debt funding, but there can be no assurance that sufficient financing will be available on terms favorable to the Company or at all.

We will also continue to assess the addition of back-end value-added processing for lithium-ion battery and graphite foil applications in the classification portion of the plant. The costs for any value-added processing is unknown at this time but will be assessed in parallel with the development of Phase 1.

Molo Graphite Property, Southern Madagascar Region, Madagascar

On December 14, 2011, the Company entered into a Definitive Joint Venture Agreement ("JVA") with Malagasy Minerals Limited ("Malagasy"), a public company listed on the Australian Stock Exchange, to acquire a 75% interest in a property package for the exploration and development of industrial minerals, including graphite, vanadium and 25 other minerals. The land position consisted of 2,119 permits covering 827.7 square kilometers and is mostly adjacent towards the south and east with the Company's 100% owned Green Giant Vanadium Project. Pursuant to the JVA, the Company paid $2,261,690 and issued 7,500,000 common shares that were valued at $1,350,000.

On April 16, 2014, the Company signed a Sale and Purchase Agreement and a Mineral Rights Agreement (together “the Agreements”) with Malagasy to acquire the remaining 25% interest. Pursuant to the Agreements, the Company paid $364,480 (CAD$400,000), issued 2,500,000 common shares subject to a 12-month voluntary vesting period that were valued at $325,000 and issued 3,500,000 common share purchase warrants, which were valued at $320,950 using Black-Scholes, with an exercise price of $0.14 and an expiry date of April 15, 2019. On May 20, 2015 and upon completion of a bankable feasibility study (“BFS”) for the Molo Graphite Property, the Company paid $546,000 (CAD$700,000) and issued 1,000,000 common shares, which were valued at $100,000. Malagasy retains a 1.5% net smelter return royalty ("NSR") on the property. A further cash payment of approximately $771,510 (CAD$1,000,000) will be due within five days of the commencement of commercial production.

The Company also acquired a 100% interest in the industrial mineral rights on approximately 1 ½ additional claim blocks covering 10,811 hectares adjoining the east side of the Molo Graphite Property.

The Molo Graphite Project is located within Exploration Permit #3432 (“PR 3432”) as issued by the Bureau de Cadastre Minier de Madagascar (“BCMM”) pursuant to the Mining Code 1999 (as amended) and its implementing decrees. The Molo Graphite Project exploration permit PR 3432 is currently held under the name of our Madagascar subsidiary ERG Madagascar SARLU. Our Madagascar subsidiary has paid all taxes and administrative fees to the Madagascar government and its mining ministry with respect to all the mining permits held in country. These taxes and administrative fee payments have been acknowledged and accepted by the Madagascar government.

During fiscal 2017, the Company applied to the BCMM to have the exploration permit for the Molo Graphite Project converted into a mining permit. Despite repeated assurances by Ministers in the Madagascar government and from BCMM that the Company has followed all the regulations and that the application contained no deficiencies, the BCMM has not yet issued the mining permit to the Company. Our situation does not appear to be unique, since according to the Madagascar Chamber of Mines, the Madagascar government has not granted any new mining permits to any members during the past 18 months. Although Global Affairs Canada has been providing advocacy support for dealing with Madagascar government officials, it is believed the Company will have to await the outcome of the Presidential election scheduled for November 2018 before our permit is granted.

Following an Environmental Legal Review and an Environmental and Social Screening Assessment, which provided crucial information to align the project’s development and design with international best practice on sustainable project development, the Company completed a comprehensive Environmental and Social Impact Assessment ("ESIA"), which was developed to local Madagascar (“Malagasy”), Equator Principles, World Bank and International Finance Corporation (“IFC”) standards. The ESIA was submitted to the Office National d’Environment (“ONE”) during fiscal 2018. The Company expects it will receive a notice of provisional approval of its global environmental permit (the “environmental permit”) in October of 2018.

Application for all other necessary permits to construct and operate the mine, including water use, construction, mineral processing, transportation, export, and labour will be undertaken upon receipt of the environmental permit. The Company is currently compiling a comprehensive legal register and will complete the security of land tenure process upon receipt of the environmental permit, which is expected to take 1-2 months.

NEXTSOURCE MATERIALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended June 30, 2018

The Company cannot provide any assurance as to the timing of the receipt of any of the permits and licenses necessary to initiate construction of the mine.

Further details regarding the Molo Graphite Project, incorporated by reference, is the Molo Graphite Project Feasibility Study dated July 17, 2017 prepared in accordance with Canada’s National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”), which can be found on the our website at www.nextsourcematerials.com (which website is expressly not incorporated by reference into this filing) or in our Canadian regulatory filings at www.sedar.com (which website and content is expressly not incorporated by reference into this filing).

Green Giant Vanadium Project, Southern Madagascar Region, Madagascar

In 2007, the Company entered into a joint venture agreement with Madagascar Minerals and Resources Sarl ("MMR") to acquire a 75% interest in the Green Giant property. Pursuant to the agreement, the Company paid $765,000 in cash, issued 2,500,000 common shares and issued 1,000,000 common share purchase warrants, which have now expired.

On July 9, 2009, the Company acquired the remaining 25% interest by paying $100,000. MMR retains a 2% NSR. The first 1% NSR can be acquired at the Company's option by paying $500,000 in cash or common shares and the second 1% NSR can be acquired at the Company’s option by paying $1,000,000 in cash or common shares.

On April 16, 2014, the Company signed a Joint Venture Agreement with Malagasy, whereby Malagasy acquired a 75% interest in non-industrial minerals on the Company's 100% owned Green Giant Property. On May 21, 2015, Malagasy terminated the Joint Venture Agreement, which as a result, the Company reverted to its original 100% interest in all minerals on the property.

The Green Giant property is located within exploration permits issued by the Bureau de Cadastre Minier de Madagascar (“BCMM”) pursuant to the Mining Code 1999 (as amended) and its implementing decrees. The Green Giant property exploration permits are currently held under the name of our Madagascar subsidiary NextSource Minerals (Madagascar) SARLU. Our Madagascar subsidiary has paid all taxes and administrative fees to the Madagascar government and its mining ministry with respect to all the mining permits held in country. These taxes and administrative fee payments have been acknowledged and accepted by the Madagascar government.

Since early 2012, the Company has focused its efforts on the Molo Graphite Project and as such only limited work has been completed on the Green Giant Vanadium Project since that time.

Further details regarding the Green Giant Project, incorporated by reference, is the Green Giant Project NI 43-101 Technical Report dated January 14, 2011, which can be found on the our website at www.nextsourcematerials.com (which website is expressly not incorporated by reference into this filing) or in our Canadian regulatory filings at www.sedar.com (which website and content is expressly not incorporated by reference into this filing).

Sagar Property, Labrador Trough Region, Quebec, Canada

In 2006, the Company purchased from Virginia Mines Inc. ("Virginia") a 100% interest in 369 claims located in northern Quebec, Canada. Virginia retains a 2% net smelter return royalty ("NSR") on certain claims within the property. Other unrelated parties also retain a 1% NSR and a 0.5% NSR on certain claims within the property, of which half of the 1% NSR can be acquired by the Company by paying $200,000 and half of the 0.5% NSR can be acquired by the Company by paying $100,000.

On February 28, 2014, the Company signed an agreement to sell a 35% interest in the Sagar property to Honey Badger Exploration Inc. (“Honey Badger”), a public company that is a related party through common management. The terms of the agreement were subsequently amended on July 31, 2014 and again on May 8, 2015. To earn the 35% interest, Honey Badger was required to complete a payment of $36,045 (CAD$50,000) by December 31, 2015, incur exploration expenditures of $360,450 (CAD$500,000) by December 31, 2016 and issue 20,000,000 common shares to the Company by December 31, 2015. Honey Badger did not complete the earn-in requirements by December 31, 2015 resulting in the termination of the option agreement.

Since early 2012, the Company has focused its efforts on the Molo Graphite Project and as such only minimal work has been completed on the Sagar Property since that time. As of June 30, 2018, the Sagar property consisted of 234 claims covering a total area of 10,736.59 ha.

NEXTSOURCE MATERIALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended June 30, 2018

Results of Operations

The following are explanations of the material changes for the years ended June 30, 2018 and 2017:

Expressed in US Dollars

	For the year ended	For the year ended
	June 30, 2018	June 30, 2017

Revenues	$-	$-

Expenses

Exploration and evaluation expenses	920,998	1,839,659
Payroll and professional fees	1,382,925	770,397
Stock options	-	794,864
General and administrative expenses	405,580	458,780
Depreciation	-	21,911
Impairment	27,805	-
Foreign currency translation (gain) loss	104,387	93,476

Total expenses	2,841,695	3,979,087

Net loss before change in fair value, reversal of impairment of amount receivable and part XII.6 taxes	(2,841,695)	(3,979,087)

Other income (expenses)
Change in value of warrant liability	-	111,049
Reversal of impairment of amount receivable	45,132	-
Part XII.6 taxes	11,741	(131,320)

Net loss for the year	$2,784,822	$3,999,358

Other comprehensive income
Items that will be reclassified subsequently to loss
Translation adjustment for foreign operations	75,766	-

Net loss and comprehensive loss for the year	$(2,709,056)	$(3,999,358)

Weighted-average common shares, - basic and diluted	468,252,639	448,187,140
Net loss per common shares, - basic and diluted	($0.01)	($0.01)

Exploration and evaluation expenses for the year ended June 30, 2018 decreased to $920,998 (2017: $1,839,659) as our Company focused on environmental assessment activities and decreased metallurgical evaluation activities as compared to the prior year.

Payroll and professional fees for the year ended June 30, 2018 increased to $1,382,925 (2017: $770,397) as a result of the increased legal fees related to the redomicile of the corporation, increased legal fees related to permitting and increased management compensation as compared to the prior year.

General and administrative expenses for the year ended June 30, 2018 decreased to $405,580 (2017: $458,780) as a result of reduced corporate travel, reduced investor relations expenses and increased transfer agent fees as compared to the prior year.

NEXTSOURCE MATERIALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended June 30, 2018

Liquidity and Capital Resources

Working Capital Balance

The following are explanations of the material changes to the working capital position as of March 31, 2018 as compared to June 30, 2017:

	June 30, 2018	June 30, 2017	July 1, 2016
Assets

Current Assets:
Cash and cash equivalents	$338,702	$1,964,948	$544,813
Amounts receivable	13,241	39,441	13,955
Prepaid expenses	42,540	39,096	11,545
Total current assets	394,483	2,043,485	570,313

Current Liabilities:
Accounts payable	$140,865	$159,147	$215,391
Accrued liabilities	197,834	68,241	24,743
Provision	180,652	182,883	182,742
Warrant liability	-	-	111,049

Total current liabilities	519,351	410,271	533,925

Net working capital	(124,868)	1,633,214	36,388

Cash and Cash Equivalents

The Company’s cash balances are deposited with major financial institutions in Canada except for institutions in Madagascar. Limited amounts of cash are currently held in Madagascar.

Cash and Cash Equivalents	Madagascar $	Canada $	Total $
As of June 30, 2018	17,958	320,744	338,702
As of June 30, 2017	44,085	1,920,863	1,964,948

Sources and Uses of Cash

The Company's ability to continue operations and fund its exploration and development expenditures is dependent on management's ability to secure additional financing. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.

The following are the Company’s cash flows from operating, investing and financing activities for the years ended June 30, 2018 and 2017:

Expressed in US Dollars

	For the year ended June 30, 2018	For the year ended June 30, 2017
Cash flows from operating activities

Net loss and comprehensive loss for the year	$(2,709,056)	$(3,999,358)

Items not affecting cash:
Depreciation and impairment of property, plant and equipment	27,805	21,911
Change in value of warrant derivative liability	-	(111,049)

Change in non-cash working capital items:
Amounts receivable and prepaid expenses	22,756	(53,037)
Accounts payable and accrued liabilities	111,311	(12,746)
Provision	(2,231)	(141)

Net cash used in operating activities	(2,549,415)	(3,359,274)

Cash flows from investing activities

Equipment purchases	-	(27,805)

Net cash used in investing activities	-	(27,805)

Cash flows from financing activities

Proceeds from issuance of common shares	-	5,177,885
Proceeds from exercise of warrants	923,169	-
Common share issue costs	-	(370,671)

Net cash provided by financing activities	923,169	4,807,214

Increase (decrease) in cash and cash equivalents	(1,626,246)	1,420,135
Cash and cash equivalents - beginning of year	1,964,948	544,813
Cash and cash equivalents - end of year	$338,702	$1,964,948

NEXTSOURCE MATERIALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended June 30, 2018

Contractual Obligations and Commitments

The Company does not have any contractual obligations or commitments other than trade accounts payable due within one-year totaling $140,865 (2017: $159,147) and accrued liabilities totaling $197,834 (2017: $68,241); and

Provision

During fiscal 2014, the Company issued 17,889,215 flow-through shares to eligible Canadian taxpayer subscribers which included a contractual commitment for the Company to incur $3,812,642 in eligible Canadian Exploration Expenditures (“CEEs”) by December 31, 2014 as per the provision of the Income Tax Act of Canada. The CEEs were renounced as a tax credit to the flow-through share subscribers on December 31, 2013. As at December 31, 2014, the Company had unfulfilled CEE obligations. During the year ended June 30, 2015, the Company recorded a provision for the Part XII.6 taxes and related penalties payable to the Canada Revenue Agency and for the indemnification liability to subscribers of the flow-through shares for the additional taxes payable related to the CEE renunciation shortfall. During the year ended June 30, 2017, the Company paid $131,320 (2016: $nil) in Part XII.6 taxes, resulting in a reduction in the provision, and following a reassessment of its obligation to subscribers the Company increased the provision by $131,320. During the year ended June 30, 2018, the provision was adjusted due to foreign exchange fluctuations to $180,652 (June 30, 2017: $182,883).

Contingent Liabilities

On April 16, 2014, the Company signed a Sale and Purchase Agreement and a Mineral Rights Agreement (together “the Agreements”) with Malagasy to acquire the remaining 25% interest in the Molo Graphite Property. Pursuant to the Agreements, a further cash payment of approximately $771,510 (CAD$1,000,000) will be due within five days of the commencement of commercial production. Since this cash payment represents a possible obligation that depends on the occurrence of an uncertain future event, it has been recognized as a contingent liability and no amount has been recognized as a provision.

Off-balance sheet arrangements

The Company does not have off-balance sheet arrangements including any arrangements that would affect the liquidity, capital resources, market risk support and credit risk support or other benefits.

Capital Management

As at June 30, 2018, the Company had a working capital deficit of $124,868 (June 30, 2017: surplus of $1,633,214).

There were no changes in the Company's approach to capital management during the year ended June 30, 2018.

In managing liquidity, the Company’s primary objective is to ensure the entity can continue as a going concern while raising additional funding to meet its obligations as they come due. The Company’s operations to date have been funded by issuing equity. The Company expects to improve the working capital position by securing additional financing.

The Company’s investment policy is to invest excess cash in very low risk financial instruments such as term deposits or by holding funds in high yield savings accounts with major Canadian banks. Financial instruments are exposed to certain financial risks, which may include currency risk, credit risk, liquidity risk and interest rate risk.

The Company’s mineral property interests are all in the exploration stage, as such the Company is dependent on external financing to fund its exploration activities and administrative costs. Management continues to assess the merits of mineral properties on an ongoing basis and may seek to acquire new properties or to increase ownership interests if it believes there is sufficient geologic and economic potential.

NEXTSOURCE MATERIALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended June 30, 2018

Management mitigates the risk and uncertainty associated with raising additional capital in current economic conditions through cost control measures that minimizes discretionary disbursements and reduces exploration expenditures that are deemed of limited strategic value.

The Company manages the capital structure (consisting of shareholders’ deficiency) on an ongoing basis and adjusts in response to changes in economic conditions and risks characteristics of its underlying assets. Adjustments to the Company’s capital structure may involve the issuance of new shares, assumption of new debt, acquisition or disposition of assets, or adjustments to the amounts held in cash, cash equivalents and short-term investments.

The Company is not subject to any externally imposed capital requirements.

Capital Structure

Common Shares

The Company’s common shares have no par value and the authorized share capital is composed of an unlimited number of common shares. As of June 30, 2018, the Company had 469,933,611 common shares issued and outstanding.

Stock Options

As of June 30, 2018, the Company had 37,630,000 stock options issued and outstanding with a weighted average expiration of 2.9 years, which are exercisable into 37,630,000 common shares at a weighted average exercise price of $0.09. All stock options that are currently outstanding vested on the grant date.

Warrants

As of June 30, 2018, the Company had 3,500,000 common share purchase warrants issued and outstanding with a weighted average expiration of 0.8 years, which are exercisable into 3,500,000 common shares at a weighted average exercise price of $0.14. All warrants that are currently outstanding vested on the issue date.

Transactions with related parties

Parties are related if one party has the direct or indirect ability to control or exercise significant influence over the other party in making operating and financial decisions. Parties are also related if they are subject to common control or common significant influence. A transaction is considered to be a related party transaction when there is a transfer of economic resources or financial obligations between related parties. Related party transactions that are in the normal course of business and have commercial substance are measured at the fair value.

Balances and transactions between the Company and its wholly-owned subsidiaries, which are related parties of the Company, have been eliminated and are not disclosed in this note.

Related parties include companies controlled by key management personnel. Key management personnel are composed of the Board of Directors, Chief Executive Officer, Chief Financial Officer and the Senior Vice Presidents of the Company.

The following key management personnel related party transactions occurred during the years ended June 30, 2018 and June 30, 2017:

	For the year ended	For the year ended
	June 30, 2018	June 30, 2017
Management and professional fees	$806,752	$639,190
Stock options	-	680,560
Total	$806,752	$1,319,750

NEXTSOURCE MATERIALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended June 30, 2018

The following key management related party balances existed as of June 30, 2018 and June 30, 2017:

	As at June 30, 2018	As at June 30, 2017
Prepaid payroll to officers of the Company	$26,632	$29,746
Accounts payable balance due to officers of the Company	$16,400	$16,400

Legal Proceedings

We are not currently involved in any litigation that we believe could have a material adverse effect on our financial condition or results of operations. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the executive officers of our Company or any of our subsidiaries, threatened against or affecting our company, our common stock, any of our subsidiaries or of our companies or our subsidiaries' officers or directors in their capacities as such, in which an adverse decision could have a material adverse effect.

Managing Risk Factors

The Company manages risks inherent to its business and has procedures to identify and manage significant operational and financial risks. The reader is cautioned to carefully review the risk factors in our financial statements for the year ended June 30, 2018.

Risk factors

SHOULD ONE OR MORE OF THE FOREGOING RISKS OR UNCERTAINTIES MATERIALIZE OR SHOULD THE UNDERLYING ASSUMPTIONS OF OUR BUSINESS PROVE INCORRECT, ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THOSE ANTICIPATED, BELIEVED, ESTIMATED, EXPECTED, INTENDED OR PLANNED.

Going Concern

The independent auditor’s report on our financial statements contains explanatory language that substantial doubt exists about our ability to continue as a going concern. Due to our lack of operating history and present inability to generate revenues, we have sustained operating losses since our inception.

If we are unable to obtain sufficient financing in the near term as required or achieve profitability, then we would, in all likelihood, experience severe liquidity problems and may have to curtail our operations. If we curtail our operations, we may be placed into bankruptcy or undergo liquidation, the result of which will adversely affect the value of our common shares.

Our primary exploration efforts are in the African country of Madagascar, where new presidential elections will be held in October 2018.

Any adverse developments to the political situation in Madagascar could have a material effect on the Company’s business, results of operations and financial condition. New Presidential elections are scheduled to be held on November 7, 2018 (first round) and December 19, 2018 (second round).

The Company is actively monitoring the political climate in Madagascar and continues to hold meetings with representatives of the government and the Ministries in charge of mining.  Depending on future actions taken by the newly elected government, or any future government, the Company’s business operations could be impacted.

Dependence on Molo Graphite Project

Our principal mineral property is the Molo Graphite Project. As a result, unless we acquire or develop any additional material properties or projects, any adverse developments affecting this project or our rights to develop the Molo Graphite Project could materially adversely affect our business, financial condition and results of operations.

During fiscal 2017, the Company applied to the BCMM to have the exploration permit for the Molo Graphite Project converted into a mining permit. Despite repeated assurances by Ministers in the Madagascar government and from BCMM that the Company has followed all the regulations and that the application contained no deficiencies, the BCMM has not yet issued the mining permit to the Company. Our situation does not appear to be unique, since according to the Madagascar Chamber of Mines, the Madagascar government has not granted any new mining permits to any members during the past 18 months. Although Global Affairs Canada has been providing advocacy support for dealing with Madagascar government officials, it is believed the Company will have to await the outcome of the Presidential election scheduled for November 2018 before our permit is granted.

Application for all other necessary permits to construct and operate the mine, including water use, construction, mineral processing, transportation, export, and labour will be undertaken upon receipt of the environmental permit.

The Company cannot provide any assurance as to the timing of the receipt of any of the permits and licenses necessary to initiate construction of the mine.

NEXTSOURCE MATERIALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended June 30, 2018

Inability to Enforce Legal Rights

Substantially all of our assets are located outside of the Canada, in Madagascar. It may not be possible for investors to enforce judgments in Canada against our assets.

Decreases in commodity prices could impact the feasibility of our projects.

Declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Our future profitability may be subject to fluctuations in commodity prices.

The profitability of a mineral exploration project could be significantly affected by future changes in the market price of the relevant minerals. A number of factors affect the market prices of minerals. The aggregate effect of the factors affecting the prices of various minerals is impossible to predict with accuracy. Fluctuations in mineral prices may adversely affect the value of any mineral discoveries made on the properties with which we are involved, which may in turn affect the market price and liquidity of our common shares and our ability to pursue and implement our business plan. In addition, the price of both graphite and vanadium can fluctuate significantly on a month-to-month and year-to-year basis.

We may not have access to sufficient capital to pursue our business and therefore would be unable to achieve our planned future growth.

We intend to pursue a strategy that includes development of our Company’s business plan. We will require significant additional funds in order to place the claims and interests into commercial production.

The capital and operating cost estimates as disclosed in the Molo Feasibility Study may not be accurate and actual capital and operating costs may be different due to many potential factors.

Currently we have limited capital, which is insufficient to pursue our plans for development and growth. Our ability to implement our Company’s plans will depend primarily on our ability to obtain additional private or public equity or debt financing. Such financing may not be available, or we may be unable to locate and secure additional capital on terms and conditions that are acceptable to us. This may occur for a number of reasons, because we are unable to obtain any adequate funds or because we cannot obtain such funds on terms that we consider economically feasible. Financing exploration plans through equity financing will have a dilutive effect on our common shares. Our failure to obtain additional capital will have a material adverse effect on our business.

We will require additional capital in the future and no assurance can be given that such capital will be available on terms acceptable to us or at all. Our currently available funds will not be sufficient to finance the development capital costs of the Molo Graphite Project as disclosed in the Molo Feasibility Study. Accordingly, we will need to raise further equity and/or debt financing to fund development of the Molo Graphite Project. The success and the pricing of any such equity and/or debt financing will be dependent upon the prevailing market conditions at that time, the outcomes of the permitting and development activities or any relevant studies and exploration programs at the Molo Graphite Project. If additional capital is raised by an issue of securities, this may have the effect of diluting stockholders’ interests. Any debt financing, if available, may involve financial covenants which limit our operations. If we cannot obtain such additional capital, we may not be able to complete the development of the Molo Graphite Project which would have a materially adverse effect on our business, operating results and financial condition.

We are a mineral exploration company with a limited operating history and expect to incur operating losses for the foreseeable future.

We are a mineral exploration company. We have not earned any revenues and we have not been profitable. Prior to completing exploration on our claims, we may incur increased operating expenses without realizing any revenues. There are numerous difficulties normally encountered by mineral exploration companies, and these companies experience a high rate of failure. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration of the mineral properties that we plan to undertake. These potential problems include, but are not limited to, unanticipated problems relating to exploration and additional costs and expenses that may exceed current estimates. We have no history upon which to base any assumption as to the likelihood that our business will prove successful, and we can provide no assurance to investors that we will generate any operating revenues or ever achieve profitable operations.

We reported negative cash flow from operations for the year ended June 30, 2018. It is anticipated that we will continue to report negative operating cash flow in future periods, likely until one or more of our mineral properties generate recurring revenues from being placed into production.

NEXTSOURCE MATERIALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended June 30, 2018

Due to the speculative nature of mineral property exploration, there is substantial risk that our assets will not go into commercial production and our business will fail.

Exploration for minerals is a speculative venture involving substantial risk. We cannot provide investors with any assurance that our claims and properties will ever enter into commercial production. The exploration work that we have completed on our Molo Graphite Project claims may not result in the commercial production of graphite. The exploration work that we have completed on our Green Giant Property may not result in the commercial production of vanadium or other minerals.

Because of the inherent dangers involved in mineral exploration, there is a risk that we may incur liability or damages as we conduct our business.

The search for valuable minerals involves numerous hazards. As a result, we may become subject to liability for such hazards, including pollution, cave-ins and other hazards against which we cannot, or may elect not, to insure against. We currently have no such insurance, but our management intends to periodically review the availability of commercially reasonable insurance coverage. If a hazard were to occur, the costs of rectifying the hazard may exceed our asset value and cause us to liquidate all our assets.

Our operations are subject to strict environmental regulations, which result in added costs of operations and operational delays.

Our operations are subject to environmental regulations, which could result in additional costs and operational delays. All phases of our operations are subject to environmental regulation. Environmental legislation is evolving in some countries and jurisdictions in a manner that may require stricter standards, and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors, and employees. There is no assurance that any future changes in environmental regulation will not negatively affect our projects.

We have no insurance for environmental problems.

Insurance against environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production, has not been available generally in the mining industry. We have no insurance coverage for most environmental risks. In the event of a problem, the payment of environmental liabilities and costs would reduce the funds available to us for future operations. If we are unable to full pay for the cost of remedying an environmental problem, we might be required to enter into an interim compliance measure pending completion of the required remedy.

Due to external market factors in the mining business, we may not be able to market any minerals that may be found.

The mining industry, in general, is intensely competitive. Even if commercial quantities of minerals are discovered, we can provide no assurance to investors that a ready market will exist for the sale of these minerals. Numerous factors beyond our control may affect the marketability of any substances discovered. These factors include market fluctuations, the sale price of the minerals, the proximity and capacity of markets and processing equipment, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, mineral importing and exporting and environmental protection. The effect of these factors cannot be accurately predicted, but any combination of these factors may result in our not receiving an adequate return on invested capital.

Mining companies are increasingly required to consider and provide benefits to the communities and countries in which they operate, and are subject to extensive environmental, health and safety laws and regulations.

As a result of public concern about the real or perceived detrimental effects of economic globalization and global climate impacts, businesses generally and large multinational corporations in natural resources industries face increasing public scrutiny of their activities. These businesses are under pressure to demonstrate that, as they seek to generate satisfactory returns on investment to shareholders, other stakeholders, including employees, governments, communities surrounding operations and the countries in which they operate, benefit and will continue to benefit from their commercial activities. Such pressures tend to be particularly focused on companies whose activities are perceived to have a high impact on their social and physical environment. The potential consequences of these pressures include reputational damage, legal suits, increasing social investment obligations and pressure to increase taxes and royalties payable to governments and communities.

In addition, our ability to successfully obtain key permits and approvals to explore for, develop and operate mines and to successfully operate in communities around the world will likely depend on our ability to develop, operate and close mines in a manner that is consistent with the creation of social and economic benefits in the surrounding communities, which may or may not be required by law. Our ability to obtain permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with our activities or those of other mining companies affecting the environment, human health and safety of communities in which we operate. Delays in obtaining or failure to obtain government permits and approvals may adversely affect our operations, including our ability to explore or develop properties, commence production or continue operations. Key permits and approvals may be revoked or suspended or may be varied in a manner that adversely affects our operations, including our ability to explore or develop properties, commence production or continue operations.

NEXTSOURCE MATERIALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended June 30, 2018

Our business operations are subject to extensive laws and regulations governing worker health and safety and land use and the protection of the environment, which generally apply to air and water quality, protection of endangered, protected or other specified species, hazardous waste management and reclamation. Some of the countries in which we operate have implemented, and are developing, laws and regulations related to climate change and greenhouse gas emissions. We have made, and expect to make in the future, significant expenditures to comply with such laws and regulations. Compliance with these laws and regulations imposes substantial costs and burdens, and can cause delays in obtaining, or failure to obtain, government permits and approvals which may adversely impact our closure processes and operations.

Should we lose the services of our key executives, our financial condition and proposed expansion may be negatively impacted.

We depend on the continued contributions of our executive officers to work effectively as a team, to execute our business strategy and to manage our business. The loss of key personnel, or their failure to work effectively, could have a material adverse effect on our business, financial condition, and results of operations. Specifically, we rely on Craig Scherba, our President and Chief Executive Officer and Marc Johnson, our Chief Financial Officer.

We do not maintain key man life insurance. Should we lose any or all of their services and we are unable to replace their services with equally competent and experienced personnel, our operational goals and strategies may be adversely affected, which will negatively affect our potential revenues.

Because access to our properties may be restricted by inclement weather or proper infrastructure, our exploration programs are likely to experience delays.

Access to most of the properties underlying our claims and interests is restricted due to their remote locations and because of weather conditions. Some of our properties are only accessible by air. As a result, any attempts to visit, test, or explore the property are generally limited to those periods when weather permits such activities. These limitations can result in significant delays in exploration efforts, as well as mining and production efforts in the event that commercial amounts of minerals are found. This could cause our business to fail.

Compliance with changing regulation of corporate governance and public disclosure will result in additional expenses and pose challenges for our management.

Changing laws, regulations and standards relating to corporate governance and public disclosure. Our management team needs to devote significant time and financial resources to comply with both existing and evolving standards for public companies, which will lead to increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities.

Climate change and related regulatory responses may impact our business.

Climate change as a result of emissions of greenhouse gases is a current topic of discussion and may generate government regulatory responses in the near future. It is impracticable to predict with any certainty the impact of climate change on our business or the regulatory responses to it, although we recognize that they could be significant. However, it is too soon for us to predict with any certainty the ultimate impact, either directionally or quantitatively, of climate change and related regulatory responses.

To the extent that climate change increases the risk of natural disasters or other disruptive events in the areas in which we operate, we could be harmed. While we maintain rudimentary business recovery plans that are intended to allow us to recover from natural disasters or other events that can be disruptive to our business, our plans may not fully protect us from all such disasters or events.

Changes in tax laws or tax rulings could materially affect our financial position and results of operations.

Changes in tax laws or tax rulings could materially affect our financial position and results of operations. Certain proposals could include recommendations that would significantly increase our tax obligations in many countries where we do business. Due to the large and expanding scale of our international business activities, any changes in the taxation of such activities may increase our worldwide effective tax rate and harm our financial position and results of operations.

NEXTSOURCE MATERIALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended June 30, 2018

Our business is subject to anti-corruption and anti-bribery laws, a breach or violation of which could lead to civil and criminal fines and penalties, loss of licenses or permits and reputational harm.

We operate in certain jurisdictions that have experienced governmental and private sector corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. Anti-corruption and anti-bribery laws in certain jurisdictions generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business or other commercial advantage. Our corporate policies mandate compliance with these anti-bribery laws, which often carry substantial penalties. There can be no assurance that our internal control policies and procedures always will protect it from recklessness, fraudulent behavior, dishonesty or other inappropriate acts committed by the Company’s affiliates, employees or agents. As such, our corporate policies and processes may not prevent all potential breaches of law or other governance practices. Violations of these laws, or allegations of such violations, could lead to civil and criminal fines and penalties, litigation, and loss of operating licenses or permits, and may damage the Company’s reputation, which could have a material adverse effect on our business, financial position and results of operations or cause the market value of our common shares to decline.

We do not intend to pay dividends.

We do not anticipate paying cash dividends on our common shares in the foreseeable future. We may not have sufficient funds to legally pay dividends. Even if funds are legally available to pay dividends, we may nevertheless decide, in our sole discretion, not to pay dividends. The declaration, payment and amount of any future dividends will be made at the discretion of our board of directors, and will depend upon, among other things, the results of our operations, cash flows and financial condition, operating and capital requirements, and other factors our board of directors may consider relevant. There is no assurance that we will pay any dividends in the future, and, if dividends are paid, there is no assurance with respect to the amount of any such dividend.

Because from time to time we hold a significant portion of our cash reserves in Canadian dollars, we may experience losses due to foreign exchange translations.

From time to time we hold a significant portion of our cash reserves in Canadian dollars. Due to foreign exchange rate fluctuations, the value of these Canadian dollar reserves can result in translation gains or losses in U.S. dollar terms. If there was a significant decline in the Canadian dollar versus the U.S. dollar, our converted Canadian dollar cash balances presented in U.S. dollars on our balance sheet would significantly decline. If the US dollar significantly declines relative to the Canadian dollar our quoted US dollar cash position would significantly decline as it would be more expensive in US dollar terms to pay Canadian dollar expenses. We have not entered into derivative instruments to offset the impact of foreign exchange fluctuations. In addition, certain of our ongoing expenditures are in South African Rand, Madagascar Ariary and Euros requiring us to occasionally hold reserves of these foreign currencies with a similar risk of foreign exchange currency translation losses.

We are exposed to general economic conditions, which could have a material adverse impact on our business, operating results and financial condition.

Recently there have been adverse conditions and uncertainty in the global economy as the result of unstable global financial and credit markets, inflation, and recession. These unfavorable economic conditions and the weakness of the credit market may continue to have, an impact on our Company’s business and our Company’s financial condition. The current global macroeconomic environment may affect our Company’s ability to access the capital markets may be severely restricted at a time when our Company wishes or needs to access such markets, which could have a materially adverse impact on our Company’s flexibility to react to changing economic and business conditions or carry on our operations.

The current financial environment may impact our business and financial condition that we cannot predict.

The continued instability in the global financial system and related limitation on availability of credit may continue to have an impact on our business and our financial condition, and we may continue to face challenges if conditions in the financial markets do not improve. Our ability to access the capital markets has been restricted as a result of the economic downturn and related financial market conditions and may be restricted in the future when we would like, or need, to raise capital. The difficult financial environment may also limit the number of prospects for potential joint venture, asset monetization or other capital raising transactions that we may pursue in the future or reduce the values we are able to realize in those transactions, making these transactions uneconomic or difficult to consummate.

NEXTSOURCE MATERIALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended June 30, 2018

The market price for our common shares is particularly volatile given our status as a relatively unknown company with a small and thinly traded public float, limited operating history and lack of profits which could lead to wide fluctuations in our share price.

The market for our common shares is characterized by significant price volatility when compared to seasoned issuers, and we expect that our share price will continue to be more volatile than a seasoned issuer. The volatility in our share price is attributable to a number of factors. First our common shares, at times, are thinly traded. As a consequence of this lack of liquidity, the trading of relatively small quantities of shares by our shareholders may disproportionately influence the price of those shares in either direction. The price for our common shares could, for example, decline precipitously in the event that a large number of our common shares are sold on the market without commensurate demand, as compared to a seasoned issuer which could better absorb those sales without adverse impact on its share price. Second, we are a speculative or “risky” investment due to our limited operating history, lack of profits to date and uncertainty of future market acceptance for our potential products. As a consequence, more risk-adverse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares on the market more quickly and at greater discounts than would be the case with the stock of a seasoned issuer. Many of these factors are beyond our control and may decrease the market price of our common shares, regardless of our performance. We cannot make any predictions as to what the prevailing market price for our common shares will be at any time or as to what effect that the sale of common shares or the availability of common shares for sale at any time will have on the prevailing market price.

Securities of small-cap and mid-cap companies have experienced substantial volatility in the recent past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The price of our common shares is also likely to be significantly affected by short-term changes in graphite prices and demand, the U.S. dollar, the Malagasy ariary, the Canadian dollar, and our financial condition or results of operations as reflected in its financial statements. Other factors unrelated to the performance of our Company that may have an effect on the price of the common shares include the following: the extent of analytical coverage available to investors concerning our business may be limited if investment banks with research capabilities do not follow our Company’s securities; lessening in trading volume and general market interest in our Company’s securities may affect an investor’s ability to trade significant numbers of our common shares; the size of our public float may limit the ability of some institutions to invest in our securities; and a substantial decline in the price of our common shares that persists for a significant period of time could cause our Company’s securities, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity.

As a result of any of these factors, the market price of our common shares at any given point in time may not accurately reflect the long-term value of the Company. Class action litigation often has been brought against companies following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources

Evaluation of Disclosure Controls and Procedures

Disclosure Controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure.

Internal controls over financial reporting

Internal control over financial reporting means a process designed by or under the supervision of the CEO and CFO, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The internal controls are not expected to prevent and detect all misstatements due to error or fraud.

As at June 30, 2018, the Corporation’s CEO and CFO have certified that the disclosure controls and procedures were effective and that during the year ended June 30, 2018, the Corporation did not make any material changes in the internal controls over financial reporting that materially affected or are reasonably likely to materially affect the Corporation’s internal control over financial reporting.

NEXTSOURCE MATERIALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended June 30, 2018

Summary of Quarterly Results

The following is selected quarterly information for the eight most recently completed quarters:

	Quarter Ended
	June 30, 2018 $	March 31, 2018 $	December 31, 2017 $	September 30, 2017 $
Revenues	-	-	-	-
Exploration and evaluation expenses	156,106	290,330	180,953	293,609
Net loss and comprehensive loss for the quarter	(490,126)	(643,109)	(795,196)	(780,625)
Basic and diluted loss per share for the quarter	(0.00)	(0.00)	(0.00)	(0.00)
Working capital balance	(124,868)	172,010	102,840	959,337

	Quarter Ended
	June 30, 2017 $	March 31, 2017 $	December 31, 2016 $	September 30, 2016 $
Revenues	-	-	-	-
Exploration and evaluation expenses	382,379	621,878	522,295	313,107
Net loss and comprehensive loss for the quarter	(1,517,208)	(1,006,199)	(916,241)	(559,709)
Basic and diluted loss per share for the quarter	(0.00)	(0.00)	(0.00)	(0.00)
Working capital balance	1,633,214	2,357,078	3,367,815	4,294,894

Other Information

Additional information related to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com or on the Company website at www.nextsourcematerials.com.